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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

DUSA PHARMACEUTICALS, INC.
(Name of Subject Company)

CARACO ACQUISITION CORPORATION
(Name of Filing Person (Offeror))
a wholly-owned subsidiary of

CARACO PHARMACEUTICAL LABORATORIES, LTD.
(Name of Filing Person (Parent of Offeror))

SUN PHARMA GLOBAL, INC.
(Name of Filing Person (Other Person))

SUN PHARMACEUTICAL INDUSTRIES LIMITED
(Name of Filing Person (Other Person))

DILIP S. SHANGHVI
(Name of Filing Person (Other Person))

COMMON STOCK, NO PAR VALUE PER SHARE
(Title of Class of Securities)
 266898105
(CUSIP Number of Class of Securities)
 Mukul Rathi
Caraco Acquisition Corporation
1150 Elijah McCoy Drive
Detroit, MI 48202
Telephone: (313) 871-8400
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)
 with copies to:
Fred B. Green, Esq.
Bodman PLC
1901 St. Antoine Street
6th Floor at Ford Field
Detroit, MI 48226
Tel: (313) 259-7777 Fax: (313) 393-7579

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Fling Fee(2)

$227,454,630	$31,024.81

(1)
Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 25,027,683 shares of common stock, no par value, of DUSA Pharmaceuticals, Inc. outstanding multiplied by the offer price of $8.00 per share, (ii) 2,310,874 shares of common stock issuable pursuant to outstanding options multiplied by the offer price of $8.00 per share less $4.13, which is the weighted average exercise price of outstanding options, (iii) 1,549,000 outstanding restricted shares multiplied by the offer price of $8.00 per share, and (iv) 1,145,259 shares of common stock issuable pursuant to outstanding warrants multiplied by the offer price of $8.00 per share less $2.85, which is the exercise price of outstanding warrants. The calculation of the filing fee is based on information provided by DUSA Pharmaceuticals, Inc. as of November 8, 2012.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00013640.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $31,024.81	Filing Party: Caraco Acquisition Corporation
Form or Registration No.: SC TO-T	Date Filed: November 21, 2012
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 21, 2012 (which, together with any subsequent amendments and supplements thereto, collectively constitute this "Schedule TO"). This Schedule TO relates to the tender offer by Caraco Acquisition Corporation, a New Jersey corporation (the "Purchaser") and a wholly owned subsidiary of Caraco Pharmaceutical Laboratories, Ltd., a Michigan corporation ("CPL") and subsidiary of Sun Pharmaceutical Industries Limited, an Indian corporation ("Sun Pharma"), for all of the outstanding shares of common stock, no par value per share ("Shares"), of DUSA Pharmaceuticals Inc., a New Jersey corporation ("DUSA"), at a price of $8.00 per share net to the seller thereof in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated November 21, 2012 (as it may be amended or supplemented from time to time, the "Offer to Purchase"), a copy of which is attached as Exhibit (a)(1)(A), and the related letter of transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal"), a copy of which is attached as Exhibit (a)(1)(B), which collectively constitute the "Offer." CPL is owned by Sun Pharma Global, Inc., a corporation organized under the laws of the British Virgin Islands ("Sun Global"), and Sun Pharma. Sun Global is wholly owned by Sun Pharma. Dilip S. Shanghvi is the controlling shareholder of Sun Pharma.

        This Amendment is being filed to amend and supplement Items 11 and 12 as reflected below.

Item 11.    Additional Information

Regulation M-A Item 1011

        Item 11 of this Schedule TO is hereby amended and supplemented as follows by amending and supplementing the information set forth in Section 16 of the Offer to Purchase entitled "Certain Legal Matters; Regulatory Approvals" by adding the following paragraph at the end of the last paragraph under the heading "Legal Proceedings":

          "The Purchaser, CPL and Sun Pharma have been made aware of the filing of an amended putative shareholder class action complaint in the Superior Court of New Jersey, Law Division, Mercer County captioned Bello v. Doman, et al., Docket No. MER-L-2688-12. The amended complaint, which has not been served on the Purchaser or Sun Pharma, names as defendants DUSA, the Individual Defendants, the Purchaser and Sun Pharma. The Purchaser, CPL and Sun Pharma have also been made aware of the filing of a motion to transfer the case from the Law Division to the Chancery Division of the NJ Superior Court. The amended complaint alleges that the Individual Defendants breached their fiduciary duties by, inter alia, attempting to unfairly deprive shareholders of the value of their investment in DUSA, contractually preventing a higher offer from other interested buyers, ignoring and/or failing to protect against conflicts of interest, accepting the offer from Sun Pharma and the Purchaser when others purportedly may have submitted higher offers, and failing to provide the shareholders with all information material to the proposed transaction. The complaint further alleges that Sun Pharma, the Purchaser and DUSA aided and abetted the purported breaches by the Individual Defendants. Plaintiffs seek an injunction against all defendants prohibiting consummation of the proposed transaction, rescission of the transaction or related damages if consummated before entry of final judgment, an accounting of all damages allegedly suffered by the shareholders, the imposition of a constructive trust over shares, an order requiring the satisfaction of certain minimum conditions, and an award of the costs, fees and disbursements incurred by the shareholders in bringing the action. The foregoing is qualified in its entirety by reference to the amended complaint which is filed as Exhibit (a)(6)."

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Item 12.    Exhibits.

Regulation M-A Item 1016

        Item 12 of this Schedule TO is hereby amended and supplemented by adding thereto the following exhibit:

Exhibit No.	Description
(a)(6)	Amended Class Action Complaint in the Superior Court of New Jersey, Law Division, Mercer County captioned Bello v. Doman, et al., Docket No. MER-L-2688-12.

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 SIGNATURES

        After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2012

CARACO ACQUISITION CORPORATION
By:	/s/ MUKUL RATHI
	Name:	Mukul Rathi
	Title:	President
SUN PHARMACEUTICAL INDUSTRIES LIMITED
By:	/s/ DILIP S. SHANGHVI
	Name:	Dilip S. Shanghvi
	Title:	Managing Director
SUN PHARMA GLOBAL, INC.
By:	/s/ HARIN MEHTA
	Name:	Harin Mehta
	Title:	Managing Director
CARACO PHARMACEUTICAL LABORATORIES, LTD.
By:	/s/ MUKUL RATHI
	Name:	Mukul Rathi
	Title:	Interim Chief Financial Officer
DILIP S. SHANGHVI
/s/ DILIP S. SHANGHVI Dilip S. Shanghvi

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 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated November 21, 2012.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)
Press Release issued by Sun Pharmaceutical Industries Limited and DUSA Pharmaceuticals, Inc. on November 8, 2012 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by DUSA Pharmaceuticals, Inc. with the Securities and Exchange Commission on November 8, 2012).*
(a)(1)(G)	Summary Advertisement as published in the New York Times on November 21, 2012.*
(a)(5)
Class Action Complaint filed in the Superior Court of New Jersey, Law Division, Mercer County on November 14, 2012 captioned Bello V. Doman, et al., Docket No. MER-L-2688-12 (incorporated by reference to Exhibit (a)(10) to Schedule 14D-9 filed by DUSA Pharmaceuticals, Inc. with the Securities and Exchange Commission on November 21, 2012).*
(a)(6)	Amended Class Action Complaint in the Superior Court of New Jersey, Law Division, Mercer County captioned Bello v. Doman, et al., Docket No. MER-L-2688-12.**
(d)(1)
Agreement and Plan of Merger, dated as of November 8, 2012, by and among Sun Pharmaceutical Industries Limited, Caraco Acquisition Company and DUSA Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by DUSA Pharmaceuticals, Inc. with the Securities and Exchange Commission on November 8, 2012).*
(d)(2)	Confidentiality Agreement dated May 11, 2012 by and between DUSA Pharmaceuticals, Inc. and Sun Pharmaceutical Industries, Inc.*
(d)(3)
Form of Support Agreement (incorporated by reference to Exhibit 2.2 to the Schedule 13D filed by Sun Pharmaceutical Industries Limited, Sun Pharma Global, Inc., Caraco Pharmaceutical Laboratories, Ltd., Caraco Acquisition Corporation and Dilip S. Shanghvi with the Securities and Exchange Commission on November 21, 2012).*

*
Previously filed.
**
Filed herewith.

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CALCULATION OF FILING FEE
  Item 11. Additional Information
  Item 12. Exhibits.
SIGNATURES
EXHIBIT INDEX